

Mail Stop 7010

March 20, 2008

<u>**via U.S. mail and facsimile**</u>

Richard K. Crump, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

        RE: Sterling Chemicals, Inc.
                  Registration Statement on Form S-4
                  Filed Date November 20, 2007
                  File Number 333-145803

Dear Mr. Crump:

We have reviewed your response letter dated March 4, 2008, and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>The Company, page 1</u>

1. We have reviewed your response to prior comment one. Your proposed disclosure states that your styrene operations generated negative cash flows from operations over the last five years.   Please expand your proposed disclosures to quantify the negative cash flows attributed to the styrene business so that a reader can assess the impact of the long-term exclusive supply agreement as it relates to your historical and prospective operating cash flows.

<u>The Registered Notes, page 9</u>

2. We note your response to prior comment two.   In lieu of providing guarantor financial statements required by Rule 3-10(a)(1), you must fully comply with one of the exemptions and related disclosure requirements set forth in paragraphs (b), (c), (d) or (e) of Rule 3-10. In this regard, we note your belief that the condensed

consolidating financial information would not provide the users of the financial statements any meaningful information because of the immaterial nature of your subsidiaries. Please see Notes (2) and (3) to paragraph (e) for the exceptions to the form and content requirements of the condensed consolidating financial information required by Rule 3-10(e) of Regulation S-X. These notes indicate that instead of the condensed consolidating financial information required by paragraph (e)(4), the parent company's financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantee is full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantor are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10. If the alternative disclosure permitted by Note 2 to this paragraph is not applicable because the parent company has independent assets or operations, the condensed consolidating financial information described in paragraph (e)(4) may omit the column for "any other subsidiaries of the parent company on a combined basis" if those other subsidiaries are minor. Please revise your disclosures accordingly.

Probable Acquisition

3. We note your response to prior comment four. You state that your potential business acquisition is not probable in part because you didn't receive positive feedback from the target in response to your final bid on February 5, 2008. Please provide us a more comprehensive discussion of the feedback you received from the target such that you have concluded that the acquisition is not deemed probable. Your response should address how your planned revised bid differs from your original bid. In this regard, we note that although you characterize the activity surrounding this potential acquisition to be "exploratory at this time" it appears to us that since you are currently considering submitting a revised bid, you are actively pursing this acquisition. We remind you that your assessment of probability requires consideration of all available facts. FRC 506.02(c)(ii) indicates that an acquisition is probable where the registrant's financial statements alone would not provide adequate financial information to make an investment decision. Refer to Item 12(b)(2)(ii) of Form S-4 for guidance. In addition, given your apparent continued interest in acquiring the target, please consider the need to discuss this potential acquisition in your Form S-4.

Comparison of 2006 to 2005 - Gross Profit, page 47

4. We note your response to prior comment 15. Your proposed disclosure of your results and operations for the fiscal years ended December 31, 2006, as compared to December 31, 2005 does not fully address why cost of goods sold exceeded your revenue by $11.2 million for the year ended December 31, 2005. Further, it appears from your disclosures, your gross profits increased from a $11.2 million

gross loss in 2005 to a $12.8 million gross profit in 2006, a $24 million increase in gross profit from period to period. Please discuss these changes on a company-wide basis as well as separately for both your acetic acid and plasticizers operations and your styrene operations.

Liquidity and Capital Resources, page 51

5. We note your response to prior comment 17. Please revise your disclosures to clarify for readers that the short payments have had and will continue to have an insignificant impact on your liquidity.

Property, Plant and Equipment, page F-6

6. We note your response to prior comment 24. As previously requested, please expand your disclosures to more fully discuss your joint venture with BP Chemicals as well as your accounting for this agreement.

Revenue Recognition, page F-7

7. We note your response to prior comment 29.   Please further expand your proposed revenue recognition policy to clarify that the revenues from raw material conversions (and corresponding cost of sales) do not include raw material components supplied by your customer.

Note 12 – Capital Stock, page F-26

8. We note your response to prior comment 30 and have the following comments.

   • Please further expand your proposed disclosures to more fully explain how you are accounting for these securities, with specific reference to how you determined the appropriate carrying value of these securities as of each balance sheet date presented. Please clarify your reference to the phrase "to allow us to redeem" in your proposed disclosure as this does not seem to impact your accounting for these securities.
   • Please expand your critical accounting policies to address how management determined the fair value of your preferred shares at each issuance date as we assume this determination required significant management judgment.

- We note that you plan on restating your previously issued Form 10-K's and Form 10-Q's prospectively , beginning with the restatement of years 2006 and 2005 in your 2007 Form 10-K. Please note the following:
    o Ensure full compliance with SFAS 154, paragraphs 25 and 26;
    o Include an explanatory paragraph in the audit opinion;
    o With reference to Items 307 and 308(c) of Regulation S-K, ensure your Item 9A disclosures include the following:
        ▪ A discussion of the restatement and the facts and circumstances surrounding it;
        ▪ How the restatement impacted your conclusions regarding the effectiveness of your disclosure controls and procedures;
        ▪ Anticipated changes to disclosure controls and procedures to prevent future misstatements of a similar nature.

September 30, 2007 Interim Financial Statements

9. You indicate in your response to prior comment 31 that based on your interpretation of EITF D-104 and SFAS 144, you do not intend to reflect the styrene operations as discontinued operations until your first quarter of 2008.   In this regard, it appears that you believe the sale of inventory through January 2008 is "run-off operations" as discussed in EITF D-104. We considered the guidance of paragraph 27 and paragraphs 41 through 44 of SFAS 144 as it relates to the fact that you ceased operating the styrene manufacturing unit in early December. We further considered the guidance set forth in Issue 1 of EITF 03-13 in light of your inventory sales through January 2008. The cash flows related to the sale of the remaining $16 million of styrene inventory do not appear to be significant when compared to the historical sales of the styrene business. It therefore appears that the styrene operations should be presented as discontinued operations in your Form 10-K for the year ended December 31, 2007.

*   *   *   *

You may contact Tracey McKoy at (202) 551-3772 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 555-3711 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director